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                                                                    EXHIBIT 12.2

                              CCA HOLDINGS CORP.
                RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                        (In Thousands, Except Ratios)



                                        1997        1996        1995
                                        ----        ----        ----
Earnings
 Net loss(2)                            (41,441)    (46,814)    (41,862)
 Fixed Charges                           53,035      46,846      35,626
                                        -------      ------      ------
   Earnings                              11,594          32      (6,236)
                                        =======      ======      ======
Fixed Charges
 Interest Expense                        51,784      45,646      34,813
 Interest Element of Rentals                 35         192         165
 Amortization of debt costs               1,216       1,008         648
                                        -------      ------      ------
   Total Fixed Charges                   53,035      46,846      35,626
                                        =======      ======      ======


Ratio of Earnings to Fixed Charges(1)

(1) Earnings for the year ended December 31, 1997, 1996 and 1995 were insufficient to cover fixed charges by $41,441, $46,814 and $41,862 , respectively. As a result of such deficiencies, the ratios are not presented above.

(2) Net loss excludes equity in loss of unconsolidated limited partnerships and minority in loss of subsidiary.